Exhibit (a)(5)(C)

STFC Acquisition Corporation

980 North Michigan Avenue

Suite 1400

Chicago, Illinois 60611

Phone: 312-214-3566

October 22, 2003

Gerald L. Bepko	Paul W. Huesman
David J. D’Antoni	Richard K. Smith
Paul S. Williams	William J. Lhota
James E. Kunk	S. Elaine Roberts
Paul J. Otte	Marion D. Houk
Michael F. Dodd	Dennis R. Blank
Marsha P. Ryan

Dear Board Member:

As you know, approximately 4,270,000 shares tendered into my tender offer by October 17, 2003. I have extended the tender offer to December 12, 2003. I now “speak” for approximately 6,270,000 State Auto Financial shares, and what these shareholders are saying is that we want the State Auto Financial and State Auto Mutual Bonds to come up with decisive strategies to increase shareholder value.

I have instructed my law firms, against their advice, not to refile litigation against the State Auto directors for breaches of fiduciary duty and breaches of securities laws. The reason is because I am hopeful that now that you see that approximately a majority of the unaffiliated public float wants increases in shareholder value, that you will do something to accommodate them. For instance, I am hopeful that both companies will now engage credible financial advisors with national reputations to assist each Board in examining strategies for maximizing shareholder and policyholder value. I am hopeful that you will now invite me to meet with you so that I may discuss my proposal and possible amendments to it in detail.

I understand loyalty to management. But at the end of the day, Mr. Moone and Mr. Lowther do not own either State Auto Financial or State Auto Mutual; they work for the shareholders or for the policyholders and you as independent directors are supposed to give them oversight and direction. I hope you now see that Mr. Lowther’s chaotic “three yards and cloud of dust” litigation strategy, has gotten you nowhere except to rack up significant expenses. At the end of the day, the market will dictate, and right now the market is directing you to act.

Letter to Independent Directors

October 22, 2003

I don’t know what you are being told of how you are being advised, but I do know this; if you defy the will of the majority of the unaffiliated public float, you do so at your personal peril. You are putting your net worths on the line if you blindly and blithely prop up management on some sort of “support the home team theory”. The extent of the potential damages that inaction on your part will cause are far in excess of the policy limits of your D&O insurance coverage. In addition, there is no coverage for securities fraud or acts of bad faith. If you doubt what I am saying, I strongly suggest that each of you check with your personal attorneys who look after your personal interests, as opposed to a company-provided or company-paid for attorney.

But enough of threats and dire consequences. We both now have responsibilities to our respective constituents. Let us meet, confer, exchange ideas, brainstorm and have a thoughtful and intelligent exchange. I think you will find that I know a lot more about the insurance business than Mr. Lowther has lead you to believe. I also think that State Auto Financial is a terrific investment, which is why I am going through so much time and expense to enter into a dialogue with you. I would appreciate a good faith response from you or a committee of the independent directors, as opposed to an unproductive curt letter from Mr. Moone or Mr. Lowther.

Very truly yours,

/s/    Gregory M. Shepard